UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 AND L5D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(April 30, 2010)

DIVERSINET CORP.

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(Name of Registrant)

2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario M2J 5B5

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(Address of principal executive offices)

1.

Press Release - Quarter ended March 31, 2010

2.

Financial Statements for the Three Months ended March 31, 2010

3.

Management’s Discussion and Analysis of Financial Condition and Results of Operations - Quarter ended March 31, 2010

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  X

Form 40-F

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Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

YES

NO   X

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized

DIVERSINET CORP.

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(REGISTRANT)

DATE: April 30, 2010

BY:    /S/ DAVID HACKETT

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DAVID HACKETT, CHIEF FINANCIAL OFFICER

Diversinet Reports First Quarter 2010 Financial Results

TORONTO, Canada, April 30, 2010 – Diversinet Corp. (TSX Venture: DIV, OTCBB: DVNTF), a leading innovator of secure mobile applications, reported its first quarter 2010 results for the period ended March 31, 2010.  All dollar amounts are in U.S. dollars.

Financial Highlights

Revenues for the first quarter were $576,000, compared to $2.0 million in the same period a year ago. Revenues in the first quarter of 2010 included $346,000 from the company’s license and VAR agreement with Intersections, Inc., (Nasdaq: INTX) a global provider of consumer and corporate identity risk management services. The decrease in year over year revenue is largely due to AllOne Mobile Corporation’s (“AllOne”) failure to pay the quarterly minimum commitment from the license and revenue share agreement signed in Q3 2008.

Net loss for the quarter was $1,005,000 or $(0.02) per share, compared to net income in the same year-ago quarter of $182,000 or $0.00 per share. First quarter 2010 net loss included non-cash items of $223,000 in stock-based compensation, $16,000 in depreciation and amortization, and a foreign exchange gain of $188,000. This compares to non-cash items in the same year-ago quarter of $248,000 in stock-based compensation, $18,000 in depreciation and amortization, and a foreign exchange loss of $323,000.

Cash and cash equivalents at March 31, 2010 were $11,914,000 and $12,668,000 at December 31, 2009.

Operational Highlights

•

Leveraging years of development in secure applications for the mobile world, Diversinet announced an increased focus on delivering secure mobile healthcare during the March CTIA Wireless Conference. Elements of the company’s new mobile health strategy include introducing new products and product enhancements, creating customized portals to support mobile health applications, and expanding Diversinet’s network of healthcare partners.

•

Introduced Release 4.0 of MobiSecure® Wallet and Vault, which features new advanced personalization tools ideally suited to healthcare organizations. This new release allows healthcare organizations to reduce costs and improve patient care by extending their information management to the mobile world. With MobiSecure’s turn-key capability, this can now be accomplished without undergoing extensive product development and testing, while also maintaining feature flexibility, security and branding.

•

Introduced MobiSecure® SMS, a product that allows healthcare organizations and providers to exchange sensitive information with customers over a wider range of mobile devices and service plans, while maintaining a secure and trusted environment.

•

On January 20, 2010, AllOne and AllOne Health Group, Inc. (“AHG”) commenced a legal proceeding in Pennsylvania seeking the termination of the license and revenue share agreement upon payment of $3,000,000 to Diversinet. Diversinet believes that the amounts due under the agreement, if terminated at this time, are substantially greater than AllOne and AHG’s claim. In addition, and despite AllOne’s contractual obligation to pay minimum quarterly amounts of $1.75 million, on March 1, 2010 AllOne failed to pay the quarterly minimum commitment due to Diversinet at that time. Diversinet has removed the legal proceedings to the Federal U.S. District Court located in Pennsylvania, where it has asserted, or is intending to assert, various counterclaims for breach of confidentiality, misappropriation of trade secrets and intellectual property, declaratory judgment, monetary damages and equitable relief. Diversinet is intending to enter into mediation with AllOne and AHG during the second quarter of 2010.

Albert Wahbe, Diversinet’s CEO and chairman stated: “During the quarter, the company continued the transition from research and development to the commercialization of one of the most feature-rich and capable secure application platforms for the mobile world. We introduced a major new release that makes implementing mobile health faster and easier to deploy, along with secure SMS capability that offers broader accessibility.

“With our new emphasis on mobile health, we expect to benefit from the strengthening and widespread market demand for the secure mobilisation of health information, driven by both clear economics for healthcare organizations and new U.S. federal legislation providing healthcare IT funding and incentives.”

Financial Summary

	Q1 2010	Q1 2009
Revenues	$575,724	$2,010,275
Cost of revenues	19,704	41,937
Gross margin	556,020	1,968,338

Expenses
Research and development	827,854	657,476
Sales and marketing	372,361	379,519
General and administrative	548,649	439,480
Depreciation and amortization	15,705	17,832
	1,764,569	1,494,307
Income (loss) before the undernoted	(1,208,549)	474,031
Foreign exchange gain (loss)	187,856	(323,042)
Interest income	16,112	31,433
Net income (loss) for the period	$(1,004,581)	$182,422
Basic and diluted earnings (loss) per share	$(0.02)	$0.00

Cash and cash equivalents	$11,913,804	$10,718,887
Total assets	$12,184,670	$11,053,134
Total current liabilities	$441,022	$578,786
Total shareholders’ equity	$11,743,648	$12,422,081

Weighted average basic common shares outstanding	48,500,871	47,031,935
Weighted average fully diluted common shares outstanding	48,500,871	47,033,810

For complete financial statements, including the notes and management’s discussion and analysis, please visit the investors section on our website at www.diversinet.com/AboutUs/Investors.html.

About Diversinet

Diversinet Corp. (TSX Venture: DIV, OTCBB: DVNTF) provides the healthcare industry with applications that securely connect people with their healthcare information, providers and payers – anyway, anytime and anywhere. Diversinet’s reliable, end-to-end MobiSecure platform offers global, secure and cost-effective applications to meet rapidly growing needs for mobile personal health records. Connect with Diversinet Corp. at www.diversinet.com. Healthcare. Connected and Protected.

The Private Securities Litigation Reform Act of 1995 and Canadian securities laws provide a “safe harbour” for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to the success of current product offerings. Such forward-looking information involves important risks and uncertainties, including the uncertainty of the outcome of the proceedings initiated by AllOne, that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission available at www.sec.gov and Canadian securities regulatory authorities available at www.sedar.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Company Contact

Investor Relations

Diversinet Corp.

Liolios Group, Inc.

David Hackett

Ron Both

Chief Financial Officer

Managing Director

416-756-2324 ext. 275

949-574-3860 ext 1710

dhackett@diversinet.com

rboth@liolios.com

#

Diversinet Corp.
CONSOLIDATED BALANCE SHEETS
[in United States dollars]

	March 31	December 31
	2010	2009
	$	$
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	11,913,804	12,667,842
Accounts receivable	25,960	79,717
Prepaid expenses	34,357	35,182
Total current assets	11,974,121	12,782,741
Property and equipment, net	210,549	218,126
Total assets	12,184,670	13,000,867

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	238,557	148,531
Accrued liabilities (note 3)	183,298	296,255
Deferred revenue	19,167	134,000
Total current liabilities	441,022	578,786

Shareholders’ equity
Share capital (note 4)	69,419,699	69,187,052
Contributed surplus	8,055,965	7,965,227
Share purchase warrants (note 4)	10,495	7,732
Deficit	(64,221,790)	(63,217,209)
Accumulated other comprehensive income:
Cumulative translation adjustment	(1,520,721)	(1,520,721)
Total shareholders’ equity	11,743,648	12,422,081
Total liabilities and shareholders’ equity	12,184,670	13,000,867

Commitments and contingencies (note 6)

See accompanying notes to interim consolidated financial statements.

#

Diversinet Corp.
CONSOLIDATED STATEMENTS OF NET INCOME (LOSS) AND DEFICIT AND COMPREHENSIVE NET INCOME (LOSS)
[in United States dollars]
(Unaudited)

	Three months ended March 31
	2010	2009
	$	$

Revenues	575,724	2,010,275
Cost of revenues	19,704	41,937
Gross margin	556,020	1,968,338

Expenses
Research and development	827,854	657,476
Sales and marketing	372,361	379,519
General and administrative	548,649	439,480
Depreciation and amortization	15,705	17,832
	1,764,569	1,494,307
Income (loss) before the undernoted	(1,208,549)	474,031
Foreign exchange gain (loss)	187,856	(323,042)
Interest income	16,112	31,433
Net income (loss) for the period and comprehensive net income (loss)	(1,004,581)	182,422
Deficit, beginning of period	(63,217,209)	(65,128,008)
Net income (loss) for the period	(1,004,581)	182,422
Deficit, end of period	(64,221,790)	(64,945,586)

Basic and diluted earnings (loss) per share	(0.02)	0.00
Weighted average basic common shares outstanding	48,500,871	47,031,935
Weighted average fully diluted common shares outstanding (note 5)	48,500,871	47,033,810

See accompanying notes to interim consolidated financial statements.

#

Diversinet Corp.
CONSOLIDATED STATEMENTS OF CASH FLOWS
[in United States dollars]
(Unaudited)

	Three months ended March 31
	2010	2009
	$	$

OPERATING ACTIVITIES
Net income (loss) for the period	(1,004,581)	182,422
Add (deduct) items not requiring an outlay of cash:
Depreciation and amortization	15,705	17,832
Foreign exchange (gain) loss	(195,374)	315,043
Stock based compensation expense (note 4c)	222,709	248,145
	(961,541)	763,442
Changes in non-cash working capital:
Accounts receivable	53,757	(48,320)
Prepaid expenses	825	16,500
Accounts payable	90,026	(27,960)
Accrued liabilities	(112,956)	(312,816)
Deferred revenue	(114,833)	(1,424,689)
Cash used in operations	(1,044,722)	(1,033,843)

FINANCING ACTIVITIES
Issue of common shares on exercise of options for cash	103,438	-
Cash provided by financing activities	103,438	-

INVESTING ACTIVITIES
Purchase of property and equipment	(8,128)	(7,649)
Cash used in investing activities	(8,128)	(7,649)

Foreign exchange gain (loss) on cash held in foreign currency	195,374	(315,043)
Net decrease in cash and cash equivalents during the period	(754,038)	(1,356,535)
Cash and cash equivalents, beginning of the period	12,667,842	12,075,422
Cash and cash equivalents, end of the period	11,913,804	10,718,887

Supplemental cash flow information:
Interest received	16,112	31,433
Supplemental disclosure relating to non-cash financing and investing activities:
Issuance of shares to employees and board (note 4a)	67,500	27,750

Cash and cash equivalents is comprised of:
Cash	841,941	569,207
Cash equivalents	11,071,863	10,149,680
	11,913,804	10,718,887

See accompanying notes to interim consolidated financial statements.

#

DIVERSINET CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(Amounts expressed in US dollars)
Three months ended March 31, 2010

Diversinet Corp. (the “Company”), an Ontario corporation, develops, markets and distributes wireless security infrastructure solutions and identity management solutions and professional services to the health services, financial services, software security, storage and memory manufacturers, and telecommunications marketplaces.

1. Significant accounting policies
(a) Basis of consolidation
The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated.
(b) Basis of presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and, accordingly, certain disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles are not provided.  These unaudited interim consolidated financial statements have been prepared following accounting principles consistent with those used in the annual audited consolidated financial statements and should be read in conjunction with the annual audited financial statements of the Company for the year ended December 31, 2009.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at March 31, 2010 and the results of operations and cash flows for the three months ended March 31, 2010 and 2009.  Due to the nature of the Company’s sales cycle and the size of individual orders, the results reported in these interim unaudited consolidated financial statements should not be regarded as necessarily indicative of the results that may be expected for the entire period.

(c) Planned transition to U.S. GAAP

The Company anticipates converting its primary basis of accounting from Canadian GAAP to U.S. GAAP as of the December 31, 2010 year end, which is an acceptable alternative to International Financial Reporting Standards (IFRS).  Differences between Canadian GAAP and U.S. GAAP are reconciled in note 14 of the notes to the 2009 annual financial statements.  The Company does not intend to adopt IFRS.

(d) Revenue recognition

In September 2008 the Company entered into a license and revenue share agreement (the “Agreement”) with AllOne Mobile Corporation (“AllOne”).  The Agreement replaces a three year licensing agreement entered into with AllOne Health Group Inc. in August 2007.  AllOne is a subsidiary of AllOne Health Group, Inc. who in turn is a subsidiary of Hospital Services Association of Northeastern Pennsylvania (“HSA”).  Through a private placement in 2007, HSA acquired 6,756,757 common shares which currently represents approximately 14.3% of the Company’s outstanding shares.

Under the terms of the Agreement, Diversinet has provided an exclusive worldwide right to AllOne to sub-license certain Diversinet software in combination with AllOne’s software, in the mobile personal health record market.  The Agreement has a term of five years and may be cancelled after the third year if, through no fault of either party, market conditions, law or regulation, or technology make the combined software product obsolete or unable to be sold.  Over the term of the Agreement, Diversinet is required to provide second and third level support as well as two major product upgrades per year.  Under the terms of the Agreement, Diversinet received a minimum annual fee of $5.5 million in the first contract year, and is entitled to receive $7 million in years two and three.

The Company has concluded that the Company’s commitment to deliver major product upgrades meets the definition of an unspecified additional software product.  If an arrangement includes unspecified additional software products, the entire arrangement would be accounted for as a subscription.  Under subscription accounting, the fee would be recognized ratably over the non-cancellable term of the arrangement beginning with the delivery of the first product.  During each of the four quarters of 2009 $1,625,000 in revenue has been recognized under this Agreement.

During January 2010, AllOne and AHG commenced a legal proceeding in Pennsylvania seeking the termination of the Agreement upon payment of $3,000,000 to Diversinet.  We believe that the amounts due under the Agreement, if terminated at this time, are substantially greater than AllOne and AHG’s claim.  In addition, and despite AllOne’s contractual obligation to pay minimum quarterly amounts of $1.75 million under the Agreement, on March 1, 2010 AllOne failed to pay the quarterly minimum commitment due to the Company at that time.  Accordingly, the Company has not recognized any revenue related to the March 1, 2010 contractual payment obligation as collectability is not reasonably assured.  The Company has removed the legal proceedings to the Federal U.S. District Court located in Pennsylvania, where at it has asserted, or are intending to assert, various counterclaims for declaratory judgment, monetary damages and equitable relief.  Should AllOne and AHG be successful in the proceedings, the Company will no longer receive the annual minimum revenues under the Agreement.

(e) Changes in Canadian GAAP accounting policies not yet adopted:  The company is intending to adopt US GAAP at December 31, 2010 and if this occurs the following Canadian GAAP Handbook sections that have not been adopted yet may not apply.

In October 2008, the CICA issued Handbook Section 1582, Business Combinations (“CICA 1582”), concurrently with Handbook Sections 1601, Consolidated Financial Statements (“CICA 1601”), and 1602, Non-controlling Interests (“CICA 1602”).  CICA 1582, which replaces Handbook Section 1581, Business Combinations, establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed.  CICA 1601, which replaces Handbook Section 1600, carries forward the existing Canadian guidance on aspects of the preparation of consolidated financial statements subsequent to acquisition other than non-controlling interests.  CICA 1602 establishes guidance for the treatment of non-controlling interests subsequent to acquisition through a business combination.  These new standards are effective for the Company’s interim and annual consolidated financial statements commencing on January 1, 2011 with earlier adoption permitted as of the beginning of a fiscal year.  The Company is currently assessing the impact of the new standards on its consolidated financial statements.

In December 2009, the CICA issued EIC-175, Multiple Deliverable Revenue Arrangements (“EIC-175”).  EIC-175, which replaces EIC-142, Revenue Arrangements with Multiple Deliverables, addresses some aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities.  This new standard is effective for the Company’s interim and annual consolidated financial statements commencing on January 1, 2011 with earlier adoption permitted as of the beginning of a fiscal year.  The Company is assessing the impact of the new standard on its consolidated financial statements.

(f) Changes in US GAAP accounting policies not yet adopted:

Software Revenue Recognition: In 2009, FASB EITF Consensus in Update 2009-14 made amendments to Software (Codification Topic 985): Certain Revenue Arrangements That Include Software Elements.  This changes the accounting model for revenue arrangements that include both tangible products and software elements.  Affected vendors are expected to recognize revenue earlier than under previous guidance (SOP 97-2) which often resulted in deferred revenue recognition due to the absence of vendor specific objective evidence (VSOE) to separate an arrangement’s elements.  This amendment is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 5, 2010.  Early adoption is permitted.  A vendor may elect to apply the amendment retrospectively to all prior periods.  The Company is currently assessing the impact of this new standard on its consolidated financial statements.

2. Segmented information

The Company operates in one reportable operating segment.  This segment derives its revenue from the sale of secured wireless and identity management solutions and related products and services.  As at March 31, 2010 100% (100% - 2009) of the capital assets were located in Canada.  For the three month period ended March 31, 2010, two customers contributed 60% and 35% of the total revenue (two customers contributed 82%, and 13% of the total revenue, for the same period in 2009).

Revenue is attributable to geographic location, based on the location of the customer, as follows:
	March 31, 2010	March 31, 2009
	$	$
United States	548,224	1,978,426
Asia	26,000	31,849
Canada	1,000	-
Other	500	-
	575,724	2,010,275

Revenue is attributable to product and services as follows:
	March 31, 2010	March 31, 2009
	$	$
Consulting services	64,890	185,275
Licensing	510,834	1,825,000
	575,724	2,010,275

3. Accrued liabilities	March 31, 2010	December 31, 2009
Compensation	$46,329	$54,692
Professional fees	47,317	140,362
Miscellaneous	89,652	101,201
	$183,298	$296,255

4.  Share capital

(a) Share capital and share purchase warrants: There are an unlimited number of authorized common shares with no par value.

The following details the changes in issued and outstanding shares, compensation options and warrants:

	Warrants		Common shares
	Number	Amount	Number	Amount
Balance, December 31, 2009	170,000	$7,732	48,335,872	$69,187,052
Shares issued (i)	-	-	75,000	33,750
Stock options exercised (ii)	-	-	217,587	165,147
Board compensation (iii)	-	-	75,000	33,750
Warrants expense (iv)	-	2,763	-	-
Balance, March 31, 2010	170,000	$10,495	48,703,459	$69,419,699

(i) On April 2, 2008, Mr. Wahbe entered into a three year employment agreement to continue to serve as Chief Executive Officer.  The Company has the option of paying Mr. Wahbe through the issuance of common shares to a maximum of 300,000 annually.  Share compensation during the three months ended March 31, 2010 under this agreement was $33,750 representing the issuance of 75,000 common shares.  The share compensation is based on the Company’s common share price on or about the last day of the quarter.

(ii) A total of 217,587 options were exercised by employees in the three month period ended March 31, 2010 with gross proceeds, inclusive of the related stock based compensation amount, of $165,147.

(iii) On March 31, 2010 the Company issued 18,750 common shares to each non-management board member in lieu of cash compensation, totalling 75,000 common shares for the quarter.

(iv) Amount related to warrants vesting during the period.

The following table summarizes information for warrants outstanding:
Range of exercise price	Number outstanding	Weighted average remaining life (years)
$1.00	170,000	1.96
	170,000	1.96

(b) Common share put rights:

On August 31, 2007, the Company completed a private placement with Hospital Service Association of Northeastern Pennsylvania (“HSA”) of 6,756,757 common shares at $0.74 per common share, for gross proceeds of $5,000,000.  The related share agreement provides HSA with a number of put rights that would require the Company to repurchase all or a portion of its shares.  These put rights include (i) change of control put right whereby HSA has the right, at its option, to require the Company to repurchase the shares at a price of $0.74 per share, if upon a change of control event, the consideration offered is less than $0.74 per share; (ii) in certain circumstances, upon termination by the Company of the Agreement between the Company and AllOne; (iii) restrictions on the issuance of any class of shares of the Company with rights or preferences superior to the common shares issued to the purchaser; and (iv) termination in the event of a breach by the Company of any material covenants contained in the share purchase agreement.  The common shares subject to the put right have been classified as an equity award as the put rights do not give rise to a contractual obligation to deliver cash under conditions that are potentially unfavourable to the Company.  Under US GAAP, SEC Regulation 210.5-02 requires the Company to classify the shares as redeemable preferred stock (or temporary equity) as the shares are redeemable at the option of the holder and the conditions for redemption are not solely within the control of the Company.  As at March 31, 2010 the redemption value of the shares is equal to the value the Company would have to pay to the holder to redeem the shares is $0.74 per share.

(c) Stock options:

Each stock option entitles the holder to purchase one common share of the Company.  A total of 7,647,226 common shares (being 9,558,476 in the plan less 1,911,250 exercised to date) have been reserved to meet outstanding options, or future options to be granted, under the option plan.  A summary of the Company’s stock options outstanding and the changes during the three month period ended March 31, 2010 is presented below:

	Number outstanding
Outstanding, beginning of period	5,637,663
Exercised	(217,587)
Cancelled and forfeited	(243,495)
Issued	7,500
Outstanding, end of period	5,184,081
Exercisable, end of period	4,608,433

The following table summarizes information for stock options outstanding:
Range of exercise price	Number outstanding	Weighted average remaining life (years)
$0.36 - $0.49	1,054,969	2.27
$0.50 - $0.60	2,745,901	3.02
$0.61 - $1.01	1,383,211	2.21
	5,184,081	2.65

During the three months ended March 31, 2010 the Company recorded stock-based compensation expense of $222,709 (2009 - $248,145), related to common shares, stock options and warrants granted to employees, officers, directors and consultants.

The Company has granted 7,500 options during the three months ended March 31, 2010.  The weighted average estimated fair value at the date of the grant for options granted for the three months ended March 31, 2010 was $0.55.  The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Three months ended March 31	2010	2009
Risk-free interest rate	2.89%	2.80%
Volatility factor of the future expected market price	102%	90%
Weighted average expected life of options	5 years	5 years

5. Basic and diluted earnings (loss) per share

Basic earnings per share have been calculated by dividing net income (loss) for the period by the weighted average number of shares outstanding during each period.  Diluted earnings per share has been calculated by dividing net income for the period by the weighted average number of shares and potentially dilutive shares outstanding during the period. In computing diluted earnings per share, the treasury stock method is used to determine the number of shares assumed to be purchased from the conversion of shares equivalents or the proceeds of option exercises.  For periods with a net loss, common shares issuable upon the exercise of options and warrants that could dilute basic loss per share in the future were not included in the computation of diluted loss per share because to do so would have been anti-dilutive.

The following table sets forth the computation of basic and diluted net income (loss) per share:

	Three months ended March 31
	2010	2009
Numerator:
Net income (loss) available to common shareholders	$(1,004,581)	$182,422

Denominator:
Weighted average shares: basic	48,500,871	47,031,935
Effect of outstanding stock options	-	1,875
Weighted average shares: fully diluted	48,500,871	47,033,810

Net income (loss) per share: basic	$(0.02)	$0.00
Net income (loss) per share: fully diluted	$(0.02)	$0.00

6. Commitments and contingencies
Lease commitments: Total future minimum lease payments including operating costs are as follows:
2010	175,631
2011	233,699
2012	77,424
$486,754

During the three months ended March 31, 2010, the Company recorded rent expense of $59,095 (2009 - $49,223).

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis (“MD&A”), is intended to help the reader understand the results of operations and financial condition of Diversinet Corp. (“Diversinet” or the “Company”).  The MD&A should be read in combination with our unaudited condensed consolidated financial statements and the accompanying notes.  We report our unaudited consolidated financial statements in accordance with Canadian generally accepted principles (“GAAP”).  All dollar amounts in this MD&A are in United States, or U.S. dollars or unless otherwise stated.

Certain statements in this MD&A contain words such as “could”, “expects”, “may”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, and other similar language and are considered forward-looking statements or information under applicable securities laws.  These statements are based on our current expectations, estimates, forecasts and projections about the operating environment, economies and markets in which we operate which we believe are reasonable but which are subject to important assumptions, risks and uncertainties and may prove to be inaccurate.  Consequently, our actual results could differ materially from our expectations set out in this MD&A.  In particular, see the Risk and Uncertainties section of this report, our Annual Report for the year ended December 31, 2009, and our Quarterly Report for the period ended March 31, 2010, for factors that could cause actual results or events to differ materially from those contemplated in forward-looking statements.  Unless required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  You are cautioned not to place undue reliance on these statements, which speak only as of the date of this report which is as at April 30, 2010.

EXECUTIVE OVERVIEW

Our Business and Strategy

Founded in 1997 and based in Toronto, Canada, Diversinet is a provider of secure application platforms for the mobile world utilizing wireless authentication and access solutions that secure the personal identity, transactions and data of consumers over almost any mobile phone or handheld device.  Diversinet’s reliable, end-to-end MobiSecure Wallet and Vault products provide global, secure and cost effective applications to mobilize personal health records, financial services transactions and identity protection management.  Our scaleable, open mobile security platform enables enterprises and service providers to rapidly develop, deploy and manage next-generation wireless security services.  Our technology simplifies what had previously been a complex set of technical problems in both information security and wireless data communications.  In January 2007, Diversinet introduced new application solutions, MobiSecure Wallet and Vault, to focus on the evolving protection and trust needs of mobile users.  These financial results reflect this shift in focus and the time required to build up a customer base under this new strategy and a rebuilding of the sales and marketing strategy of the Company.

Diversinet’s MobiSecure Strong Authentication enable heath care service providers, identity management service providers, financial service providers, mobile network operators and security service providers to rapidly develop, deploy and manage secure on-line services for mobile device and personal computer users worldwide.  Our MobiSecure soft tokens are securely provisioned and managed and are available on the leading intelligent mobile device platforms, including iPhone, Symbian, Google Android, Microsoft, RIM, Palm and Java-based phones as well as on personal computers running Microsoft Windows.

Diversinet’s MobiSecure Wallet is a client-side secure container application, which can access or hold confidential personal information, such as user identification and access information via fax, email and SMS.  It operates in concert with the MobiSecure Vault, a server-side secure container application, and allows a user to access a host of personal information files.  Personal health records, financial information, payment information, entertainment or loyalty information can be accessed in real time, directly from a user’s mobile phone or other hand-held access device.  The MobiSecure Vault provides large file storage and backup to the MobiSecure Wallet and is accessible through web service interfaces and adaptors.

Diversinet’s combination of client software and wireless provisioning services enables the issuance and management of mobile device authentication tokens and also creates a technology platform from which we can provide an entirely new and powerful set of capabilities in the mobile e-commerce environment in the form of digital identities, digital permissions and wireless wallets.  In addition to providing mobile device security and provisioning solutions, Diversinet deploys an experienced professional services team for application development, consulting, training and technical support.

In September 2008, Diversinet entered into a five year license and revenue sharing agreement (the “Agreement”) with AllOne Mobile Corporation (“AllOne”), a wholly owned subsidiary of AllOne Health Group, Inc. (“AHG”), which in turn is a wholly owned subsidiary of Hospital Service Association of Northeastern Pennsylvania (“HSA”) to cross license certain software and share revenues from the worldwide sales.  (HSA currently owns approximately 14.3% of Diversinet’s common shares.)  On December 4, 2009 we announced that we commenced discussions with AllOne to renegotiate the Agreement.

On January 20, 2010, AllOne and AHG commenced a legal proceeding in Pennsylvania seeking the termination of the Agreement upon payment to the Company of $3,000,000.  The Company believes that the amounts due under the Agreement, if terminated at this time, are substantially greater than AllOne and AHG’s claim.  In addition, and despite AllOne’s contractual obligation to pay minimum quarterly amounts of $1.75 million under the Agreement, on March 1, 2010 AllOne failed to pay the quarterly minimum commitment due to the Company at that time.  The Company has removed the legal proceedings to the Federal U.S. District Court located in Pennsylvania, where at it has asserted, or are intending to assert, various counterclaims for declaratory judgment, monetary damages and equitable relief.  Furthermore, the Company is counterclaiming that AllOne and AHG breached confidentiality under the Agreement and misappropriated Diversinet’s trade secrets and intellectual property.  AllOne represented 82% of our 2009 revenues.  Should AllOne and AHG be successful in the proceedings, we will no longer have the annual minimum revenues under the Agreement to rely upon.

Under the terms of the Agreement, Diversinet has provided an exclusive worldwide right to AllOne to sub-license certain Diversinet software in combination with AllOne’s software, in the mobile personal health record market.  The Agreement may be cancelled after the third year if, through no fault of either party, market conditions, law or regulation, or technology make the combined software product obsolete or unable to be sold.  Over the term of the Agreement, Diversinet is required to provide second and third level support as well as two major product upgrades per year.  Under the terms of the Agreement, Diversinet received a minimum commitment fee of $5.5 million in the first contract year.  Thereafter $7 million in years two and three, are payable quarterly in advance.  For health care sales initial amounts received are allocated to AllOne until the minimum commitment fee under the Agreement is met, after which Diversinet and AllOne share revenues according to the Agreement.  To date, the amounts received by AllOne on deployments have not exceeded the minimum commitment fees.  This Agreement replaces the agreement with AllOne Health Group, Inc. signed in August 2007.

In May 2007 we entered into a three year license and value added reseller (“VAR”) agreement with Intersections Inc. (“Intersections”) for our MobiSecure Wallet and MobiSecure Vault mobile secure access solutions.  In December 2008, we amended the license and VAR agreement to change the contract term to November 2010.  This amendment provides for decreased minimum license fees over the next two years of $850,000 and $1,310,000 respectively, payable quarterly in advance.  The minimum license fees clause is cancellable after March 1, 2010 upon 90 days notice, however to date we have not received notification of Intersections intention to terminate the minimum license fees.  There is one payment of $325,000 in September 2010 that could be terminated upon written notice from Intersections.

In August 2007 we completed a private placement of 6,756,757 Diversinet common shares at $0.74 per share, for gross proceeds of $5,000,000 to HSA.  HSA currently does not have a board representative, however HSA continues to have the right to designate one individual to be nominated for election to Diversinet’s board of directors.  As at March 31, 2009, HSA owned 6,956,152 common shares, representing approximately 14.3% of the issued and outstanding common shares of the Company.

2010 Quarterly Highlights

During the March 2010 CTIA Wireless Conference, Diversinet announced an increased focus on delivering secure mobile healthcare.  Elements of the Company’s new mobile health strategy include introducing new products and product enhancements, creating customized portals to support mobile health applications, expanding Diversinet’s network of healthcare partners.

Also in March 2010, we introduced Release 4.0 of MobiSecure® Wallet and Vault, which features new advanced personalization tools ideally suited to healthcare organizations.  This new release allows healthcare organizations to reduce costs and improve patient care by extending their information management to the mobile world.  With MobiSecure’s turn-key capability, this can now be accomplished without undergoing extensive product development and testing, while also maintaining feature flexibility, security and branding.

Furthermore, in March 2010, we introduced MobiSecure® SMS, a product that allows healthcare organizations and providers to exchange sensitive information with customers over a wider range of mobile devices and service plans, while maintaining a secure and trusted environment.

RESULTS OF OPERATIONS

Revenues

For the three months ended March 31, 2010, we reported revenues of $576,000 compared to revenues of $2,010,000 for the quarter ended March 31, 2009.  In September 2008, we entered into a five year license and revenue sharing agreement (the “Agreement”) with AllOne Mobile Corporation (“AllOne”), a wholly owned subsidiary of AllOne Health Group, Inc. (“AHG”), who in turn is a wholly owned subsidiary of Hospital Service Association of Northeastern Pennsylvania (“HSA”) to cross license certain software and share revenues from the worldwide sales.  Under the terms of the Agreement, Diversinet has provided an exclusive worldwide right to AllOne to sub-license certain Diversinet software in combination with AllOne’s software, in the mobile personal health record market.  The agreement may be cancelled after the third year if, through no fault of either party, market conditions, law or regulation, or technology make the combined software product obsolete or unable to be sold.  Over the term of the Agreement, Diversinet is required to provide second and third level support as well as two major product upgrades per year.  Under the terms of the Agreement, Diversinet received a minimum commitment fee of $5.5 million in the first contract year, and is entitled to receive $7 million in years two and three.

The Company recognizes software and software related revenue in accordance with U.S. GAAP FASB ASC 605 and ASC 985 (SOP 97-2) Software Revenue Recognition.  The Company has concluded that the Company’s commitment to deliver major product upgrades meets the definition of an unspecified additional software product and as a result the entire arrangement would be accounted for as a subscription.  Under subscription accounting, the fee would be recognized ratably over the non-cancelable term of the arrangement beginning with the delivery of the first product.  On January 20, 2010, AllOne and AHG commenced a legal proceeding in Pennsylvania seeking the termination of the Agreement upon payment to the Company of $3,000,000.  The Company believes that the amounts due under the Agreement, if terminated at this time, are substantially greater than AllOne and AHG’s claim.  In addition, and despite AllOne’s contractual obligation to pay minimum quarterly amounts of $1.75 million under the Agreement, on March 1, 2010 AllOne failed to pay the quarterly minimum commitment due to the Company at that time.  As such, due to the uncertainty of collectability from AllOne and AHG, for the period ending March 31, 2010, the Company has not recorded additional revenues relating to the agreement.  During 2009 this agreement generated $6,500,000 in revenue.

During the three months ending March 31, 2010, the Company generated $65,000 (2009 - $185,000) from consulting services and $511,000 (2009 – 1,825,000) from licensing.  For the three months ending March 31, 2010, consulting revenues includes delivery of $17,000 in statements of work to AllOne.  License revenues were $183,000 from AllOne and $325,000 from Intersections.  For the three months ended March 31, 2009 revenues included deliveries of $25,000 in statements of work to AllOne, $25,000 to Intersections and $71,000 to Visa International. License revenues were $1,625,000 from AllOne and $200,000 from Intersections.

The Company currently generates its revenues from a small number of customers.  The timing of signing customer contracts and the revenue recognition associated with the customer contracts results in volatility in our revenues and operating income.  We continue to focus on the U.S. market where we derived 95% of our revenues for the three months ended March 31, 2010 (98% for 2009).

Cost of Revenues

Our cost of revenues primarily represents the direct costs associated with customer support, training and implementation, and consulting services related to services performed under contract with our customers.  There are no significant costs associated with the manufacturing of our software.  The Company does not allocate any indirect costs such as facilities, sales commissions and administrative costs to cost of revenues.

Cost of revenues for the three months ended March 31, 2010 were $20,000 (or gross margin of 97%) compared with $42,000 (or gross margin of 98%) for the three months ended March 31, 2009.  License revenues for Q1 2010 represented 89% (2009 – 91%) of total revenues.  The lower margin in 2010 is the result of overall revenues being comprised of a larger percentage of service revenues.  This represents the direct costs, including salaries, associated with completing consulting services revenue.

Research and Development

Research and development expenses includes compensation of software development teams working on the continuing enhancement of our products, quality assurance and testing activities as well as legal costs incurred for patent registration activities and direct administrative costs incurred by the department.  The Company does not include an allocation of general operating expenses to its research and development expenses.

Research and development expenses were $828,000 in the three months ended March 31, 2010 compared to $657,000 in the three months ended March 31, 2009. During the first three months 2010, the development department redeployed part of its resources to perform professional services work to modify our products as required under our customer agreements.  As a result, during the three months ended March 31, 2010 $6,000 (2009 - $28,000), were allocated to cost of revenues.  Research and development costs were higher in the first three months of 2010 by $149,000 partially due to $54,000 increase in salaries, $12,000 consulting fees.  Furthermore, as the majority of our R&D costs are in Canadian dollars, $77,000 of the increase from last year is due to higher costs due to foreign exchange fluctuations, as the Canadian/US exchange rate increased from 1:0.7928 in Q1 2009 to 1:0.9844 in Q1 2010 leading to higher overall US dollar costs.

Sales and Marketing

Sales and marketing expenses include compensation of sales and marketing personnel, public relations and advertising, trade shows, marketing materials and direct operating expenses incurred by the sales and marketing department.  The Company does not include an allocation of general operating expenses in its sales and marketing expenses.

Sales and marketing expenses were $372,000 in the first quarter of 2009 compared to $380,000 in the first quarter of 2009.  The modest decrease in sales and marketing costs of $8,000 over 2009 was partly due to a decrease in contractors fees related to sales.

General and Administrative

General and administrative expenses include compensation expenses for corporate personnel and other general and administrative expenses such as facilities, travel and professional costs.  Corporate personnel include executive officers, business development, financial planning and control, legal, human resources and corporate administrative staff.

General and administrative expenses were $549,000 for the first quarter of 2010 compared to $439,000 incurred during the similar period of 2009.  Included in general and administrative expenses are non-cash charges related to stock-based compensation.  Under GAAP, the Company is required to estimate the fair value of stock-based compensation granted to employees and to expense the fair value over the vesting period of the stock options and warrant grants.  We have recorded stock-based compensation expense of $223,000 for the three months ended March 31, 2010 and $248,000 for the three months ended March 31, 2009.  The increase in general and administrative expenses in the first quarter of 2010 is partially due to an increase of $105,000 in professional fees of which $60,000 is related to the AllOne legal proceedings, $20,000 related to investors relations fees, and the balance related to audit and other legal fees.

Depreciation and Amortization

Depreciation and amortization expense in the first quarter of 2010 was $16,000 compared to $18,000 in the first quarter of 2009.  During the first quarter of 2010, capital assets additions of $8,000 relate to computer equipment.

Foreign Exchange and Interest Income

We have reported a foreign exchange gain of $188,000 for the three months ended March 31, 2010 compared to a foreign exchange loss of $323,000 for the similar period in 2009.  In October 2008, we exchanged US$10,000,000 into Cdn$12,940,000.  As of March 31, 2010, we continue to maintain a significant Canadian dollar cash equivalents balance as well as other Canadian dollar accounts payable and accrued liabilities.  From December 31, 2009 to the March 31, 2010, the Canadian dollar appreciated $0.0329, resulting in a gain for the quarter.  Furthermore, Cdn/US dollar currency exchange rates have fluctuated from $0.7928 in Q1 2009 to 0.9844 in Q1 2010.  We earned interest and other income of $16,000 during first quarter of 2010 compared to $31,000 for the same period in 2009 through investing our excess cash.  Current interest rates for short term investment grade investments have decreased over the past year.

Net Income (Loss)

We reported a net loss of $1,005,000, or $(0.02) per share based on a basic weighted average of 48,470,315 common shares for the three months ended March 31, 2010 compared to a net income of $182,000 or $0.00 per share based on a weighted average 47,031,935 common shares in the prior year’s first quarter.  The net loss reported for the three months ending March 31, 2010 is due to the significant decrease in revenue, offset by the foreign exchange gain for the period.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents at March 31, 2010 were $11,914,000 compared with $10,719,000 at March 31, 2009 and $12,668,000 at December 31, 2009.  The net change in cash and cash equivalents for the first quarter of 2010 was $(754,000) compared to $(1,357,000) for the first quarter of 2009.

The cash used in the first quarter of 2010 is due to operating activities, which used cash in an amount of $1,045,000.  This was reduced by the foreign exchange gains on cash held in foreign currency of $195,000. The cash used in the first quarter of 2009 was mainly due to operating activities, which used cash in an amount of $1,034,000.  This was increased by the foreign exchange losses on cash held in foreign currency of $315,000.

We believe that our cash and cash equivalents as at March 31, 2010 of $11,914,000 will be sufficient to meet our short-term working capital requirements for at least the next twelve months.  Given the uncertainty of the current proceedings with AllOne, we may need to raise additional amounts to meet future working capital requirements through private or public financings, strategic relationships or other arrangements to support our operations beyond the next twelve months.  However, additional funding may not be available on terms attractive to us, or at all.  If we enter into strategic relationships to raise additional funds, we may be required to relinquish rights to certain of our technologies.  Our failure to either raise capital when needed or to generate revenues could leave us with insufficient resources in the future to sustain our operations beyond the next twelve months.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have had, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

RELATED PARTY TRANSACTIONS

As at March 31, 2010, HSA owns 6,956,152 common shares representing approximately 14.3% of the issued and outstanding common shares of the Company.  The Company has commercial transactions with subsidiaries of HSA as disclosed in the revenue section above and the risks and uncertainties section below.

UNAUDITED QUARTERLY SELECTED FINANCIAL INFORMATION

The following table presents unaudited selected financial data for each of the last eight quarters ended March 31, 2010:

	Revenue for the period	Net income (loss) for the period	Income (loss) per share
	($000’s)	($000’s)	($)
March 31, 2010	576	(1,005)	(0.02)
December 31, 2009	2,069	(406)	(0.01)
September 30, 2009	1,949	1,078	0.02
June 30, 2009	1,945	1.056	0.02
March 31, 2009	2,010	182	0.00
December 31, 2008	1,924	272	0.01
September 30, 2008	1,784	142	0.00
June 30, 2008	565	(1,205)	(0.03)

APPLICATION OF CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period.  Significant estimates are used in determining, but not limited to, the allowance for doubtful accounts, income tax valuation allowances, stock based compensation, the useful life of depreciable assets and the recoverability of fixed assets. In making such estimates and assumptions, management consults with employees knowledgeable in the area; gathers relevant information; where appropriate, seeks advice from qualified third parties, and, makes judgments, which in their opinion at the time, represent fair, balanced and appropriate conservative estimates and assumptions.  Actual results could differ from those estimates.

In our 2009 Annual Audited Consolidated Financial Statements and Notes thereto as well as in our 2009 Annual MD&A, we have identified the accounting policies and estimates that are critical to the understanding of our business operations and our results of operations.  For the three months ended March 31, 2010 there are no changes to the critical accounting policies and estimates from those found in our 2009 Annual MD&A.

RECENTLY ISSUED ACCOUNTING STANDARDS

International Financial Reporting Standards (IFRS):  In February 2008, the Canadian Accounting Standards Board announced the adoption of International Financial Reporting Standards for publicly accountable enterprises.  The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The Company anticipates converting its primary basis of accounting from Canadian GAAP to U.S. GAAP as of the December 31, 2010 year end, which is an acceptable alternative to IFRS.  Differences between Canadian GAAP and U.S. GAAP are reconciled in note 14 of the notes to the 2009 annual financial statements.

Consolidated financial statements:  In January 2009, the CICA issued Handbook Section 1601, “Consolidated financial statements,” which replaces the existing standards.  This section establishes the standards for preparing consolidated financial statements.  This standard is effective for 2011.  Earlier adoption is permitted.  We are currently evaluating the impact of adopting this standard on our consolidated financial statements.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the three months ended March 31, 2010, we did not make any significant changes in, nor take any corrective actions regarding, our internal controls or other factors that could significantly affect these controls.  We periodically review our internal controls for effectiveness and conduct an evaluation of our disclosure controls and procedures each quarter.

RISKS AND UNCERTAINTIES

Our Company is subject to a number of risks and uncertainties that could cause actual results to differ materially from those predicted or anticipated.  These risks are described in our annual Form 20-F filed with the SEC in the United States at www.sec.gov and filed on SEDAR in Canada at www.sedar.com.  We encourage you to review these filings in order to evaluate an investment in our securities.  Some key risks that could cause actual results to differ materially from those predicted or anticipated are listed below.

Impact of current economic conditions: The current unfavorable economic conditions may negatively impact the Company’s financial viability.  Unfavorable economic conditions could also increase the Company’s financing costs, negatively affect profitability, limit access to capital markets and negatively impact the ability to maintain or attract customers.  The Company often enters into multi-year contracts with customers that often have minimum threshold amounts due to us.  These contracts, including the AllOne and Intersections agreements have a risk of cancellation if there is slow customer adoption.  Due to the economic uncertainty, our customers may default on their obligations under these agreements or seek to renegotiate certain of their financial obligations.  On January 20, 2010, AllOne and AHG commenced a legal proceeding in Pennsylvania seeking the termination of our agreement upon payment of $3,000,000 to Diversinet.  Although AllOne is contractually obligated to pay minimum quarterly amounts of $1.75 million under the Agreement, on February 26, 2010 AllOne indicated to our management that it was not going to make the March 1, 2010 quarterly payment given the legal proceedings initiated by it.  We believe that the amounts due under the agreement, if terminated at this time, are substantially greater than AllOne and AHG’s claim.

Financial resources:  The attached consolidated financial statements are prepared on a going concern basis that assumes that the Company will continue in operation in the foreseeable future and be able to realize its assets and discharge its liabilities in the normal course of business.  Although we have made progress in developing our solutions and have completed initial consumer deployments, our revenue from operations may not be sufficient to cover our operating expenses at present.  We have historically obtained funding for operations from private placements, but there is no assurance we will be able to do so again in the future or on terms favourable to the Company, despite the progress of the business.  Our failure to either raise capital when needed or to generate revenues would leave us with insufficient resources to continue our business.

Variability of performance:  Our quarterly and annual operating results have varied substantially in the past and are likely to vary substantially from quarter to quarter and year to year in the future due to a variety of factors.  In particular, our period-to-period operating results are significantly dependent upon the sale of license agreements and the continued success in providing professional services.  In this regard, the purchase of our solutions often requires our customers to make a significant capital investment, which customers may view as a discretionary cost and, therefore, a purchase that can be deferred or cancelled due to budgetary or other business reasons.  Furthermore, our ability to continue providing professional services is dependent upon being able to provide value added resources at reasonable rates.  Estimating future revenues is also difficult because we ship our products upon receipt of a signed license agreement and, therefore, we do not have a backlog.  Thus, quarterly and annual license revenues are heavily dependent upon agreements finalized and software shipped within the same quarter or year.  We expect these revenue patterns to continue for the foreseeable future, until recurring revenue becomes a significant portion of total revenue.  Despite the uncertainties in our revenue patterns, our operating expenses are based upon anticipated revenue levels and such expenses are incurred on an approximately rateable basis throughout the quarter.  As a result, if expected revenues are delayed or otherwise not realized in a quarter for any reason, our business, operating results and financial condition would be adversely affected in a significant way.

Liquidity of our common shares: If our common shares should become ineligible for continued quotation on the Over the Counter Bulletin Board or a public trading market does not continue for any reason, holders of our common shares may have difficulty selling their shares.  Our common shares may continue to be penny stock, which may adversely affect the liquidity of our common shares.  The United States Securities and Exchange Commission has adopted regulations that define a penny stock to be any equity security that has a market price, as defined in those regulations, of less than $5.00 per share, subject to certain exceptions.  Our common shares are currently penny stock.  In July 2008, our common shares were also posted for trading on the TSX Venture Exchange on Tier 1 as a technology issuer under the symbol DIV.

Commercial deployment: The ability of the Company to continue operations is also dependent on the acceptance of its security, identity management solutions, secure application platform solutions in the health care market and the adoption of transaction-based applications over wireless networks as an accepted method of commerce in sufficient volume for us to generate enough revenues to fund our expenses and capital requirements.  The wireless mobile commerce market is in a very early stage and it may not develop to a sufficient level to support our business.

Dependence on key customers; concentration of credit: The loss of any key customer and our inability to replace revenues provided by a key customer may have a material adverse effect on our business and financial condition.  Our customer base includes large healthcare providers, financial institutions and security providers.  As a result, we maintain individually significant receivable balances due from them.  If these customers fail to meet their payment obligations, our operating results and financial condition could be adversely affected.  Although AllOne is contractually obligated to pay minimum quarterly amounts of $1.75 million under the Agreement, on February 26, 2010 AllOne indicated to our management that it was not going to make the March 1, 2010 quarterly payment given the legal proceedings initiated by it.  Under the terms of the AllOne Agreement date September 2008, Diversinet has provided an exclusive worldwide right to AllOne to sub-license certain Diversinet software in combination with AllOne’s software, in the mobile personal health record market.  The agreement may be cancelled after the third year if, through no fault of either party, market conditions, law or regulation, or technology make the combined software product obsolete or unable to be sold.  Over the term of the Agreement, Diversinet is required to provide second and third level support as well as two major product upgrades per year.  Under the terms of the Agreement, Diversinet received a minimum commitment fee of $5.5 million in the first contract year.  Thereafter Diversinet is entitled to receive $7 million in years two and three, payable quarterly in advance.  For health care sales, initial amounts received are allocated to AllOne until the minimum commitment fee under the Agreement is met, after which Diversinet and AllOne share revenues according to the agreement.  To date, the amounts received by All One on deployments have not exceeded the minimum commitment fees.  As at March 31, 2010, two customers accounted for 60% and 35% of our quarterly revenues.

Foreign exchange:  Our functional currency is the U.S. dollar.  Sales generated outside Canada are generally denominated in U.S. dollars.  During fiscal 2009, we incurred a portion of our expenses in U.S. dollars and Canadian dollars.  Changes in the value of the Canadian currency relative to the U.S. dollar may result in currency losses that may have an adverse effect on our operating results.  During fiscal 2009 and 2008 we maintained a portion of our cash resources in both U.S. and Canadian dollar term deposits.  During October 2008, we exchanged $10,000,000 into Cdn$12,940,000.  As the majority of our expenses are in Canadian dollars, we believe that this exchange was a prudent decision to match the longer term requirement for Canadian dollars to meet ongoing Canadian dollar expenses.  The Company does not have any foreign currency derivative instruments outstanding at March 31, 2010.

Litigation: On January 20, 2010, AllOne and AHG commenced a legal proceeding in Pennsylvania seeking the termination of the License and Revenue Share Agreement, dated as of September 2, 2008, between the Company and each of them (the “Agreement”) upon payment to the Company of $3,000,000.  The Company believes that the amounts due under the Agreement, if terminated at this time, are substantially greater than AllOne and AHG’s claim.  In addition, and despite AllOne’s contractual obligation to pay minimum quarterly amounts of $1.75 million under the Agreement, on March 1, 2010 AllOne failed to pay the quarterly minimum commitment due to the Company at that time.  The Company has removed the legal proceedings to the Federal U.S. District Court located in Pennsylvania, where at it has asserted, or are intending to assert, various counterclaims for breach of confidentiality, misappropriation of trade secrets and intellectual property, declaratory judgment, monetary damages and equitable relief.  AllOne represented 82% of our 2009 revenues.  Should AllOne and AHG be successful in the proceedings, the Company will no longer receive the annual minimum revenues under the Agreement.  Our Company has previously been named as a defendant in various proceedings arising in the course of our Company’s activities and arising from transactions relating to a previous business operated by our Company.  Litigation arising from these matters may be time consuming, distracting and expensive.  An adverse resolution to any of these proceedings may have a material adverse impact on our business and financial condition.